UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

First Half of 2026 Financial Results

Jowell Global Ltd. (the “Company”, “us”, “our”, or “we”) announced its unaudited first half of 2026 financial results for the six months ended June 30, 2026.

Total Revenues

Total revenues for the first half of 2026 were $63.1 million, representing a decrease of 17.2% from $76.2 million in the same period of 2025. Our weighted average unit selling price was $2.48 per unit for the first half of 2026, which represented a decrease of 4.2% as compared to $2.59 per unit for the same period of 2025.

Our health and nutritional supplements revenue for the first half of 2026 decreased by about $10.7 million, or 18.0%, as compared to the same period of 2025. The decrease in health and nutritional supplements revenue was mainly due to a 23.5% decrease in sales volume. This was due to intense e-commerce and similar-product competition as the Company continues to develop best-selling products.

Our cosmetic products revenue for the first half of 2026 decreased by about $5.1 million or 40.9%, as compared to the same period of 2025. The decrease was mainly due to the adjustment of the Company’s business strategy to cut the sales and marketing of cosmetic products with low profits and high promotion costs.

Our household products revenue for the first half of 2026 increased by about $2.7 million, or 64.2%, as compared to the same period of 2025. The increase in household products revenue was mainly due to the 22.0% increase in sales volume as a result of new household products launch and new market expansion.

	First Half Ended June 30%
	2026	2025	change
Revenues (in thousands, except for percentages)	US$	US$	YoY*
Product sales
Health and nutritional supplements	48,684.4	59,378.3	(18.0)%
Cosmetic products	7,426.6	12,572.8	(40.9)%
Household products	6,888.9	4,195.3	64.2%
Others	59.1	7.2	720.8%
Total	63,059.0	76,153.6	(17.2)%

*	YOY—year over year

Total cost and operating expenses were $67.0 million in the first half of 2026, a decrease of 13.9% from $77.7 million in the same period of 2025.

●	Costs of revenues were $59.1 million in the first half of 2026, a decrease of 15.5% from $69.9 million in the same period of 2025, including a decrease of $9.3 million in health and nutritional supplements and $4.9 million in cosmetic products and partially offset by an increase of $3.4 million in household products.

●	Cost of revenues of health and nutritional supplements for the first half of 2026 were $45.4 million, a decrease of $9.4 million or 17.1%, as compared to $54.8 million for the same period of 2025. The decrease in the cost of health and nutritional supplements was due to a 23.5% decrease in sales volume. The weighted average unit cost of health and nutritional supplements increased from $2.77 in the first half of 2025 to $3.00 in the first half of 2026, partially offset by a decrease in sales volume.

●	Cost of revenues of cosmetic products for the first half of 2026 were $6.8 million , a decrease of about $4.9 million or 42.0%, as compared to $11.7 million for the same period of 2025. The decrease in the cost of cosmetic products was attributable to a decrease in the weighted average unit cost and a decrease in sales volume. The weighted average unit cost of cosmetic products decreased from $1.7 in the first half of 2025 to $1.04 in the first half of 2026, the decrease mainly due to reduced customers discretionary spending on premium brands and their preference to low price and necessity products during the first half of 2026, as compared to the same period of 2025.

●	Cost of revenues of household products for the first half of 2026 were $6.9 million , an increase of about $3.4 million or 99.1%, as compared to $3.5 million for the same period of 2025. The increase in the cost of household products was primarily due to an increase in the weighted average unit cost and an increase in an increase in products sales . The weighted average unit cost of household increased from $1.13 in the first half of 2025 to $1.85 in the first half of 2026.

●	Fulfillment expenses primarily consist of costs related to expenses paid for order preparation, packaging, outbound freight, and physical storage. Fulfillment expenses were $3.6 million in the first half of 2026, a decrease of 13.1% from $4.1 million in the same period of 2025. Fulfillment expenses as a percentage of total revenues were 5.7% in the first half of 2026, up from 5.4% in the first half of 2025. The decrease in fulfillment costs is attributed to the decrease in the volume of express delivery of packages to customers.

●	Marketing expenses primarily consist of targeted online advertising, and payroll and related expenses for personnel engaged in marketing and selling activities. Marketing expenses were $2.9 million in the first half of 2026, an increase of 25.2% from $2.3 million in the same period of 2025. The increase was primarily attributable to higher employee compensation and the increased headcount. Marketing expense as percentage of total revenues was 4.5% in the first half of 2026, up from 3.0% in the same period of 2025.

●	General and administrative expenses mainly consist of payroll, depreciation, office supplies and upkeep. General and administration expenses were $1.4 million in the first half of 2026, an increase of 2.4% from $1.4 million in the same period of 2025. The increase was primarily attributable to higher employee compensation. General and administration expenses as percentage of total revenues was 2.2% in the first half of 2026, up from 1.8% in the same period of 2025.

Operating Loss

Operating loss was $3.9 million for the first half of 2026, an increase of 148.4% compared with the operating loss of $1.6 million in the same period of 2025, which was mainly due to the decrease in total revenues.

Net Loss

Net loss was $3.4 million, an increase of 169.7% compared with net loss of $1.3 million in the same period of 2025, which was mainly due to the factors mentioned above.

Loss per Share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). Each of the Company’s Preferred Share has voting rights equal to two Ordinary Shares of the Company and each Preferred Share is convertible into one Ordinary Share at any time by its holder. Except for voting rights and conversion rights, the Ordinary Shares and the Preferred Shares rank pari passu with one another and have the same rights, preferences, privileges and restrictions. For the first half ended June 30, 2026 and 2025, respectively, the Company had no potential ordinary shares outstanding that could potentially dilute EPS in the future.

Cash and Cash Equivalents

For the first half of 2026, the Company reported a net loss of $3.4 million and operating cash outflow of $2.0 million and an accumulated deficit of approximately $43.7 million. The Company’s principal sources of liquidity are sales revenues. As of June 30, 2026, the Company had cash of approximately $0.9 million, held by its wholly owned subsidiary (WFOE) Shanghai Jowell Technology Co., Ltd, (Shanghai Jowell) and its variable interest entity (VIE) Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) with banks and financial institutions inside China as the Company conducts its operations primarily through its consolidated WFOE and VIE in China; the Company’s working capital as of June 30, 2026 was $3.6 million. In addition, the Company’s Form F-3 registration statement was declared effective on August 31, 2022 which was renewed and declared effective in September 2025, and the Company may seek equity financing from outside investors if necessary.

Management believes that the above-mentioned factors, including cash on hand of approximately $0.9 million, will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least the next twelve months.

Key Information

During the reporting period, the company had written-off inventories with a carrying value of $1.04 million which were damaged in the fire incident that broke out on May 23, 2026, in a related party’s warehouse, for which the Company leased to store goods. The Company received full cash compensation of $1.04 million on August 28, 2026. As the warehouse was damaged by the fire and became unusable, the Company derecognized the related right-of-use asset and lease liabilities amounted to $0.42 million and $0.43 million respectively.

Subsequent event

On July 16, 2026, the Company granted 500,000 shares as stock awards to employees of subsidiaries of the Company under the Company’s 2026 Omnibus Equity Plan, which were vested immediately on the grant date on July 16, 2026. The fair value of these ordinary shares was $980,000 based on the closing stock price $1.96 on July 16, 2026.

Exchange Rate

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”.

This report contains translations of certain RMB amounts into U.S. dollars (“USD” or “$”) at specified rates solely for the convenience of the reader. The exchange rates in effect as of June 30, 2026 and December 31, 2025 were RMB 1 for $0.1468 and $0.1423, respectively. The average exchange rates for the six months ended June 30, 2026 and 2025 were RMB 1 for $0.1451 and $0.1392, respectively.

Safe Harbor Statement

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Jowell Global Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2026	2025
	(Unaudited)	(audited)
ASSETS
Current Assets:
Cash	$927,718	$2,740,834
Accounts receivable, net	1,444,860	78,254
Advance to suppliers	175,653	81,014
Advance to suppliers - related parties	7,113,504	5,857,030
Due from related parties	1,043,189	-
Inventories	2,805,636	5,947,014
Prepaid expenses and other current assets	1,540,732	1,307,281
Total current assets	15,051,292	16,011,427

Long-term investment	2,908,518	2,816,971
Property and equipment, net	118,549	172,827
Intangible assets, net	1,040,572	1,078,674
Right of use lease assets, net	894,980	1,543,063
Other non-current asset	273,532	265,052
Deferred tax assets	2,220	2,152
Total Assets	$20,289,663	$21,890,166

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$4,662,563	$2,126,036
Accounts payable - related parties	55,345	4,838
Contract Liabilities	2,106,682	2,312,347
Deferred revenue	247,661	239,983
Deferred revenue - related parties	47,287	47,287
Current portion of operating lease liabilities	524,723	657,891
Accrued expenses and other liabilities	750,462	1,158,513
Due to related parties	2,972,973	2,920,330
Taxes payable	44,268	87,597
Total current liabilities	11,411,964	9,554,822

Non-current portion of operating lease liabilities	370,257	881,051
Total liabilities	11,782,221	10,435,873

Commitments and contingencies

Stockholders’ Equity
Common stock, $0.0016 par value, 450,000,000 shares authorized, 2,376,131 issued and outstanding at June 30, 2026 and December 31, 2025, respectively	3,802	3,802
Preferred stock, $0.0016 par value, 50,000,000 shares authorized, 46,875 issued and outstanding at June 30, 2026 and December 31, 2025, respectively	75	75
Additional paid-in capital	53,176,314	53,176,314
Statutory reserves	394,541	394,541
Accumulated deficit	(43,695,117)	(40,283,230)
Accumulated other comprehensive loss	(1,372,173)	(1,837,209)
Total Jowell Global Ltd. Stockholders’ Equity	8,507,442	11,454,293
Total Stockholders’ Equity	8,507,442	11,454,293

Total Liabilities and Stockholders’ Equity	$20,289,663	$21,890,166

Jowell Global Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For the Six Months Ended June 30,
	2026	2025
Net Revenues	$63,059,020	$76,153,644

Cost and Operating Expenses:
Cost of revenues	(59,089,012)	(69,940,280)
Fulfillment expenses	(3,579,202)	(4,121,116)
Marketing expenses	(2,859,086)	(2,282,923)
General and administrative expenses	(1,399,635)	(1,366,749)
Total cost and operating expenses	(66,926,935)	(77,711,068)

Loss From Operations	(3,867,915)	(1,557,424)

Other Income (Expenses), net
Interest expense	-	(45,552)
Investment income(loss)	1,407	(73,778)
Other income (expense), net	454,621	411,557
Other Income (expenses), net	456,028	292,227

Loss Before Income Taxes	(3,411,887)	(1,265,197)

Net Loss	(3,411,887)	(1,265,197)

Less: net loss attributable to non-controlling interest	-	(2,063)

Net Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(3,411,887)	$(1,263,134)

Loss Per share – Basic and Diluted	$(1.44)	$(0.58)

Weighted Average Shares Outstanding – Basic and diluted*	2,376,131	2,170,475

Net Loss	$(3,411,887)	$(1,265,197)

Other Comprehensive Loss, net of tax
Foreign currency translation income	465,036	55,473
Total Comprehensive Loss	(2,946,851)	(1,209,724)

Less: comprehensive income attributable to non-controlling interest	-	1,857

Comprehensive Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(2,946,851)	$(1,211,581)

Jowell Global Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Unaudited)

	Common Stock*		Preferred Stock*		Additional Paid-in	Statutory	Accumulated	Accumulated Other Comprehensive	Total Jowell Global Ltd. Stockholders’	Noncontrolling	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Reserves	deficit	Income	Equity	interest	Equity
Balance as of January 1, 2025	2,170,475	$3,473	46,875	$75	$52,687,182	$394,541	$(34,003,726)	$(2,167,364)	$16,914,181	$(1,071)	$16,913,110

Net loss for the period	-	-	-	-	-	-	(1,263,134)	-	(1,263,134)	(2,063)	(1,265,197)
Foreign currency translation loss	-	-	-	-	-	-	-	55,484	55,484	(11)	55,473

Balance as of June 30, 2025	2,170,475	$3,473	46,875	$75	52,687,182	$394,541	$(35,266,860)	$(2,111,880)	$15,706,531	$(3,145)	$15,703,386

Balance as of January 1, 2026	2,376,131	$3,802	46,875	$75	$53,176,314	$394,541	$(40,283,230)	$(1,837,209)	$11,454,293	$-	$11,454,293

Net loss for the period	-	-	-	-	-	-	(3,411,887)	-	(3,411,887)	-	(3,411,887)
Foreign currency translation income	-	-	-	-	-	-	-	465,036	465,036	-	465,036

Balance as of June 30, 2026	2,376,131	$3,802	46,875	$75	$53,176,314	$394,541	$(43,695,117)	$(1,372,173)	$8,507,442	$-	$8,507,442

Jowell Global Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(3,411,887)	$(1,265,197)
Adjustments to reconcile net loss to net cash used in (provided by) operating activities:
Depreciation and amortization	133,139	107,081
Gain/(loss) from long-term investment	(1,407)	73,778
(Reversal)/Allowance for credit loss	(589,072)	158,198
Amortization of operating lease right-of-use assets	689,123	133,516
Changes in operating assets and liabilities:
Accounts receivables	(758,744)	(900,262)
Inventories	3,291,861	1,594,715
Advance to suppliers	(90,948)	(1,180,980)
Advance to suppliers - related parties	(1,056,327)	2,770,335
Prepaid expenses and other current assets	(189,339)	600,472
Accounts payables	2,443,623	(481,767)
Accounts payables - related parties	49,751	1,786,146
Due from related party	(1,030,734)	-
Deferred revenue	(277,800)	1,438,227
Operating lease liabilities	(684,920)	(384,347)
Taxes payable	(45,581)	(13,333)
Accrued expenses and other liabilities	(434,587)	(303,500)
Net cash (used in) provided by operating activities	(1,963,849)	4,133,082

Cash flows from investing activities:
Purchase of property and equipment	(2,301)	(8,671)
Net cash used in investing activities	(2,301)	(8,671)

Cash flows from financing activities:
Proceeds from related party loans	51,157	182,295
Net cash provided by financing activities	51,157	182,295

Effect of exchange rate changes on cash	101,877	28,179

Net (decrease) increase in cash	(1,813,116)	4,334,885

Cash, beginning of period	2,740,834	2,184,920

Cash, end of period	$927,718	$6,519,805

Supplemental disclosure of cash information:
Cash paid for operating lease liabilities	$269,190	$1,311,552

Supplemental disclosure of non-cash information:
Long-term deferred expenses converted to intangible assets	$-	$(374,317)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: November 13, 2026	By:	/s/ Haiting Li
	Name:	Haiting Li
	Title:	Chief Executive Officer